T. ROWE PRICE RETIREMENT FUNDS, INC.

(“Corporation”)

PLAN PURSUANT TO RULE 18f-3

 The Corporation hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (“1940 Act”), with respect to the T. Rowe Price Retirement Blend 2065 Fund (the “Fund”) setting forth the separate arrangement and allocation of income, realized gains and losses, unrealized appreciation and depreciation, and expenses of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Director, including a majority of the independent directors.

EXPENSES

RETIREMENT BLEND 2065 FUND (“Investor Class Shares”)

Pursuant to an investment management agreement between the Fund and the Fund’s investment manager (as amended), the Investor Class pays an all-inclusive management fee, as described in the Fund’s current prospectus. Any waiver made pursuant to any Investor Class specific expense limitation arrangement shall apply only to the Investor Class Shares.

RETIREMENT BLEND 2065 FUND—I CLASS (“I Class Shares”)

Pursuant to an investment management agreement between the Fund and the Fund’s investment manager (as amended), the I Class pays an all-inclusive management fee, as described in the Fund’s current prospectus. Any waiver made pursuant to any I Class specific expense limitation arrangement shall apply only to the I Class Shares.

INCOME AND GAIN/LOSS ALLOCATIONS

  Income, realized gains and losses, and unrealized appreciation and depreciation will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

DIVIDENDS AND DISTRIBUTIONS

  Dividends and other distributions paid by the Fund to each class of shares will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class generally only because of differing expenses borne by each class or any expense limitation arrangement applicable to any specific class.

EXCHANGE PRIVILEGE

  Each class of shares is exchangeable for the other class of shares or for the same or other classes of shares of any T. Rowe Price mutual fund subject to the conditions of any such fund’s then-current prospectus.

GENERAL

  Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

  On an ongoing basis, the Board of Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Board of Directors, including a majority of the independent Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. T. Rowe Price Associates, Inc. will be responsible for reporting any potential or existing conflicts to the Board of Directors.

  Effective as of July 26, 2021.

APS\Documents\Agreements\Rule18F3 Agreements\Blend2065Rule18F3.docx